SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

BRASKEM S.A. ("Braskem"), PETRÓLEO BRASILEIRO S.A. - PETROBRAS, ODEBRECHT S.A. ("Odebrecht"), PETROBRAS QUÍMICA S.A. — PETROQUISA ("Petroquisa"), NORDESTE QUÍMICA S.A. — NORQUISA and ODBPAR INVESTIMENTOS S.A., due to the expiration today of the option of Petroquisa ("Option") to increase its participation in the voting share capital of Braskem by up to 30%, through the subscription of additional common shares that would have been paid in exchange for the contribution to Braskem of Petroquisa's participations in the share capital of the petrochemical companies described in the Relevant Fact dated September 29th, 2005, hereby informs their shareholders and the market of the following:

After the analysis undertaken by the parties, Petroquisa decided not to exercise the Option because it was not possible to reach a consensus on the terms and conditions that would have allowed the creation of value for all of Braskem's shareholders.

The share capital structure of Braskem will not be altered, with Petroquisa mantaining the current share capital position of 10.02% of the voting share capital and 8.45% of the total share capital of Braskem. In addition, the provisions of the Memorandum of Understanding Regarding Shareholders Agreement of Copene Petroquímica do Nordeste S.A. (previous corporate name of Braskem) executed by Odebrecht and Petroquisa, will remain in effect.

São Paulo, March 31st, 2006.

Paul Altit
Investor Relations Director
Braskem S.A.

Paulo Roberto Costa
Supply Director
Petróleo Brasileiro S.A. — Petrobras

Almir Guilherme Barbassa
Financial and Investor Relations Director
Petróleo Brasileiro S.A. — Petrobras

Maria das Graças Silva Foster
Chief Executive Officer and Investor Relations Director
Petrobras Química S.A. - Petroquisa

Pedro Augusto Ribeiro Novis
Chief Executive Officer
Odebrecht S.A.

     Ruy Lemos Sampaio
Chief Executive Officer
Nordeste Química S.A. - Norquisa

Pedro Augusto Ribeiro Novis
Chief Executive Officer
ODBPAR Investimentos S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer